Filed by Emeritus Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Emeritus Corporation

Commission File No.: 001-14012

Emeritus Corporation provided the following information to certain of its partners, which relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 20, 2014 (the “Merger Agreement”), by and among Emeritus Corporation, Brookdale Senior Living, Inc. (“Brookdale”) and Broadway Merger Sub Corporation, a wholly owned subsidiary of Brookdale.

Frequently Asked Questions

Why are the companies merging?

We believe this merger will be good for all seniors. With the nation’s senior population growing, more seniors and families are in need of senior living and senior care services. This merger will create the first truly national senior living company offering the most comprehensive set of senior care solutions.

It’s important to note that Brookdale and Emeritus Senior Living share a rich heritage and similar strengths, including customer-focused cultures and a commitment to continuous improvement and innovation. We also have a shared value that is at the foundation of everything we do - we are passionately committed to making a difference in the lives in our care.

Who is Brookdale?

Brookdale Senior Living is a leading owner and operator of senior living communities throughout the United States. The company is committed to providing senior living solutions within properties that are designed, purpose-built and operated with the highest-quality service, care and living accommodations for residents. Currently, Brookdale operates independent living, assisted living, and dementia-care communities and continuing care retirement centers, with more than 650 communities in 36 states and the ability to serve approximately 67,000 residents. Through its Innovative Senior Care program, the company also offers a range of outpatient therapy, home health, personalized living and hospice services. For more information, visit www.brookdale.com.

What services will the new company offer?

The combined organization will create a full complement of senior solutions in senior living, including independent living, assisted living, dementia care, skilled nursing, home health, hospice, therapies, short-term rehabilitation, long-term care and private-duty home care. The newly-formed company will have over 1,100 communities in 46 states and the capacity to serve more than 112,000 seniors and their families. It will have a workforce of over 80,000.

What will be the merged company’s service mix?

The combined company will offer a broader set of senior living options to provide a continuum of services with a unit mix of approximately 31% independent living, 52% assisted living, 12% dementia care and 5% skilled nursing. We will have a larger platform for delivering ancillary services with Brookdale’s Innovative Senior Care in-community services and Nurse on Call’s expertise in market-wide ancillary services.

Where are the two companies in the process? When will the merger be final?

We have announced that Brookdale and Emeritus have signed an agreement to merge the two organizations. The merger agreement is subject to shareholder votes from both companies, regulatory approvals and third-party consents, such as lenders and landlords. It is expected to be completed in the third quarter of this year.

How can I get updates on the merger process?

In addition to regular updates on www.EmeritusForward.com, we will be providing you with the appropriate contact as soon as that representative has been identified.

What are the complexities involved in a merger of this type?

While the integration of two companies is full of challenges, this is a merger of two companies in the same business, with similar cultures and values, and a track record of successful acquisitions. Both are experienced, have a documented integration process, discipline, and a philosophy focused on residents and associates that has proven successful. Both have demonstrated successful ability to integrate: Brookdale recently did so with Horizon Bay and Emeritus integrated Merrill Gardens and Sunwest. Both organizations share a rich heritage, built in part by several key strategic acquisitions over the years, as well as by attracting and developing a highly talented group of associates and leaders. We share similar strengths, including customer centric cultures; dedicated associates; broad product portfolios; and a commitment to continuous improvement and innovation.

What synergies will come from the merger?

We will have the opportunity to leverage purchasing power in cost items such as insurance, food and benefits and also in the areas of general and administrative expenses. Synergies on the cost side and from expanded ancillary revenue opportunities will help drive improved results. By combining the skills and expertise of the two companies, there is an opportunity to accelerate the organic growth of the current portfolio.

Will the Emeritus communities get new names?

The names of current Emeritus communities will eventually be changed to reflect the Brookdale brand name. The timing on name changes is still to be determined and will be done in accordance with our contractual agreements.

Why is the merged organization consolidating under the Brookdale brand?

Doing so strengthens the brand opportunity. In 2013, Brookdale launched the industry’s first-ever national branding initiative to position the company as a senior solutions provider and included national print and cable advertising to build brand awareness as well as to drive sales. This has set the stage for brand potential on an even larger scale for the new organization. By being in more places with more services, the opportunity to fulfill the brand promise of being a solutions provider to seniors is increased. Brookdale plans to continue national advertising, and with the wider geographical presence, there will be a greater return on the marketing dollars being invested.

Why is there a focus on branding?

It enables us to reach a larger market of seniors and their family members who could benefit from our services. Hundreds of thousands of seniors already contemplate senior living. The millions of seniors and their families who don’t know what to do when the time comes to determine how to care for themselves or their loved ones will benefit from having greater awareness of Brookdale and the solutions that are available for them.

What will change for the residents of each company?

The residents will not be impacted directly by the change, but will benefit as this partnership evolves. They will continue to receive the same excellent care and service they have come to expect while living in their communities. They will continue to be assisted by the same staff they have come to know, and continue to enjoy all the amenities of their communities. We believe there will be significant benefits for our residents:

•	By bringing together the industry’s leading providers of senior living solutions, we will be able to continue to evolve and expand the services that residents receive.

•	With more resources, more can be done to enhance programs and services.

•	We can continue to renovate and rejuvenate the communities’ living spaces.

•	We can also invest in systems and infrastructure that will benefit employees. This allows our staff to focus on what they do best – care for our residents and families.

As we combine resources and share our best practices, we will continue innovating new approaches for senior care. We intend to continue to shape best practices that will benefit our residents and provide a standard of excellence care model for all seniors.

What does this mean for community-based employees?

Community-based employees won’t see much change. The merger will not impact their day-to-day responsibilities caring for residents in our communities. As we grow together, the merger will allow for more opportunities for career growth and the ability to provide expanded services to the residents they serve.

Will there be leadership changes?

Emeritus and Brookdale are just beginning to explore how the regional, divisional and executive leadership will fit into the structure of the combined company. The expectation is that we will move to a common field operating platform, combining the management structure of the two companies with appropriate realignment based on geography and product lines. The timetable for this realignment is in discussion.

What will happen to the Seattle Home Office?

At the Seattle Home Office, we are still working out the extent of activities. We expect over time to merge systems and gain synergies by combining many of the support systems with Brookdale’s functions. The goal is a common systems platform over time, perhaps months or years. So there will likely be a smaller presence in Seattle, the extent of which and timing still to be determined.

Important Additional Information about the Proposed Transaction

In connection with the proposed transaction, Brookdale Senior Living (“Brookdale”) plans to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Emeritus, Inc. (“Emeritus”) and Brookdale that also constitutes a prospectus of Brookdale. Emeritus and Brookdale will mail the proxy statement/prospectus to each of their respective shareholders. This communication does not constitute a solicitation of any vote or approval. The joint proxy statement/prospectus to be filed with the SEC related to the proposed transaction will contain important information about Brookdale, Emeritus, the proposed transaction and related matters. WE URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the joint proxy statement/prospectus, when it is filed with the SEC, and other documents filed by Emeritus and Brookdale with the SEC through the website maintained by the SEC at www.sec.gov. The joint proxy statement/prospectus, when it is filed with the SEC, and the other documents filed by Emeritus and Brookdale with the SEC may also be obtained for free by accessing Brookdale’s website at www.brookdale.com (which website is not incorporated herein by reference) and clicking on “About Brookdale” and then clicking on the link for “Investor Relations” and then the link “SEC Filings” or by accessing Emeritus’s website at www.emeritus.com (which website is not incorporated herein by reference) and clicking on the “Investors” link and then clicking on the link for “SEC Filings.”

Emeritus, Brookdale and their respective directors and officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus described above when it is filed with the SEC. Additional information regarding each of Emeritus’s and Brookdale’s respective executive officers and directors, including shareholdings, is included in Emeritus’s definitive proxy statement for 2013, which was filed with the SEC on April 9, 2013 and Brookdale’s definitive proxy statement for 2013, which was filed with the SEC on April 30, 2013, respectively. You can obtain free copies of this document from Emeritus or Brookdale, respectively, using the contact information above.

Forward-Looking Statements

Statements made in this communication and related statements that express Emeritus’s or our management’s intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. These statements include those regarding the closing of the merger transaction, the expected timing of the merger transaction, the anticipated benefits of the proposed merger, including future financial and operating results, and the potential effects of the merger transaction, including if it does not close.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including without limitation: the ability to obtain licensure, regulatory and other third party approvals of the merger transaction on the proposed terms and schedule; the ability to obtain shareholder approval of the pending merger transaction; the risk that the strategic and other objectives relating to the proposed merger transaction may not be achieved or that synergies will not be fully realized; and disruptions to our business as a result of the pending merger transaction, affecting relationships with residents, employees and other business relationships. These risks, as well as other risks associated with the merger transaction, are more fully discussed in our reports filed with the SEC, including our annual report for the year ended December 31, 2013, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, Emeritus disclaims any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.